SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 00-30747

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST PROFESSIONAL BANK 401(k) PLAN

Pacific Western National Bank 120 Wilshire Blvd. Santa Monica, California 90401

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp
6110 El Toro, P.O. Box 2388 Rancho Santa Fe, California 92067

FIRST PROFESSIONAL BANK
401(k) PLAN

INDEPENDENT AUDITORS’ REPORT

and

FINANCIAL STATEMENTS

with

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002 and 2001

INDEX

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001
Notes to financial statements

SUPPLEMENTAL SCHEDULE
Schedule of assets (held at end of year) as of December 31, 2002

INDEPENDENT AUDITORS’ REPORT

To the Trustees of
First Professional Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of First Professional Bank 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Professional Bank 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOSS ADAMS LLP

Los Angeles, California
May 28, 2003

FIRST PROFESSIONAL BANK 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2002	2001

INVESTMENTS
Pooled/Separate Accounts	$922,593	$1,044,203
Guaranteed Interest Account	149,432	118,180
First Community Bancorp Common Stock	311,856	141,663

	1,383,881	1,304,046

CONTRIBUTIONS RECEIVABLE
Participant	4,587	—
Employer	2,171	—

	6,758	—

LOANS TO PARTICIPANTS	45,995	73,543

NET ASSETS AVAILABLE FOR BENEFITS	$1,436,634	$1,377,589

The accompanying notes are an integral part of these financial statements.

FIRST PROFESSIONAL BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2002	2001

NET ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME (LOSS)
Interest and other	$9,339	$49,480
Dividends	4,420	2,088
Net change in fair value of investments	(23,352)	(33,777)
	(9,593)	17,791

CONTRIBUTIONS
Participants	159,156	113,721
Employer	56,067	56,509
	215,223	170,230

Net additions	205,630	188,021

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	145,462	489,591
Administrative fees	1,123	8,023

Total deductions	146,585	497,614

NET CHANGE	59,045	(309,593)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,377,589	1,687,182

End of year	$1,436,634	$1,377,589

The accompanying notes are an integral part of these financial statements.

FIRST PROFESSIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of First Professional Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description.

Plan termination - On January 15, 2001 Professional Bancorp, Inc., the parent company of the Sponsor, merged into First Community Bancorp.  In connection with this merger, the common stock of Professional Bancorp, Inc. was exchanged for common stock of First Community Bancorp, Professional Bancorp, Inc. ceased to exist, and First Professional Bank became a wholly owned subsidiary of First Community Bancorp.  First Professional Bank, N.A. subsequently changed its name to Pacific Western National Bank.

In connection with the merger, the First Professional Bank 401(k) Plan is expected to be terminated at which time participants in the Plan would become 100% vested in their accounts.  Eligible employees of the Sponsor would then be allowed to transfer their account balances into another plan provided by First Community Bancorp.

General - The Plan is a defined contribution plan covering all full time employees of First Professional Bank, N.A. (the “Company” or the “Sponsor”) who have completed one year of service consisting of at least 1,000 hours and are 21 years of age or older.  Information about the Plan is contained in the Plan document and the Summary Plan Description.  Copies are available from the Plan Administrator.

Contributions - Plan participants may contribute up to 15% of their annual compensation, as defined in the Plan agreement, subject to limits established by Internal Revenue Service regulations.  The Company, at its discretion, matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined in the Plan.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s contributions and an allocation of the Plan’s earnings or losses.  Allocations are based on participant earnings or account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.  Participants may direct their contributions into any or all of the investment accounts with the custodian (See Note 3).

Vesting – Participants have a non-forfeitable right to the portion of their account attributable to salary reduction contributions, after-tax employee contributions, and rollover contributions.  Vesting in the Company’s contributions and earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service.  The following is the participants vesting schedule for employer matching contributions:

Years of Credited Service	Vested %

Less than 1 year

0

%

1 years	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Notwithstanding the above, if the participant reaches the age of 65, dies or terminates employment by reason of permanent disability, the employer match amounts become 100% vested without regard to years of service.

Forfeitures - Non-vested company contributions forfeited by participants upon termination are available to reduce future payments of the Company’s matching contributions or Plan administration fees.

Payment of benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution, a series of installments or direct transfer to either an Individual Retirement Account or a qualified retirement plan. Other withdrawals and loans from the Plan can be made under certain circumstances, as defined in the Plan agreement. Participants who are 100% vested and 59 ½ years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year.

Participant loans - Participants may borrow, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 or one-half of the participant’s vested account. Repayment schedules for loans are as agreed upon by the participant and the Plan administrator, but cannot exceed five years or extend beyond the participant’s normal retirement date.  Loans outstanding at December 31, 2002 and 2001 bear interest between 7% and 11.5%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting, consistent with the reporting in the Form 5500.

Valuation of investments – The guaranteed interest account consists of investment contracts that are not fully benefit responsive and, accordingly, are recorded at contract value (See Note 5).

Investments in pooled/separate accounts are stated at fair value, as determined by The Principal Financial Group (“The Principal Group”).  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investments in the common stock of First Community Bancorp are stated at fair market value based upon quoted market values in an active market.

Participant loans – Participant loans are valued at cost, which approximates fair market value.

Participant distributions - Benefits paid to participants are recorded when paid.

Realized and Unrealized Appreciation (Depreciation) – Realized and unrealized appreciation (deprecation) is based on the contract and market values of the assets at the end of the Plan year compared to the contract and market values of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.  In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or decline in the fair value of investments, which consists of realized gains or losses and unrealized market value appreciation or decline of investments.

Plan expenses - Non-investment costs and most administrative expenses of the Plan are paid by the Company, which is a party-in-interest.  These expenses are not reflected in the accompanying financial statements and constitute exempt transactions under ERISA.  Investment service fees are paid by the Plan and are netted against the related investment income.  Certain administrative expenses are paid by the Plan.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The Plan invests in funds offered by The Principal Group, custodian of Plan assets.

Investments in excess of 5% of Net Assets Available for Benefits as of December 31 are:

	2002	2001

Guaranteed Interest Account	$149,432	$118,180

Pooled / Separate Accounts
Money Market Account	$74,299	$—
Bond & Mortgage Account	120,783	99,471
Large Cap Stock Index Account	237,013	289,703
Stock Emphasis Balanced Account	151,321	178,638
Medium Company Blend Account	130,420	162,559
Small Company Blend Account	96,914	142,931

First Community Bancorp Common Stock	$311,856	$141,663

Participant loans	$45,995	$73,543

Net changes in fair value of investments consist of the following net appreciation (decline):

	2002	2001

Pooled / Separate Accounts	$(32,742)	$(69,354)
Guaranteed Interest Account	4,495	9,151
Common Stock	4,895	26,426
	$(23,352)	$(33,777)

NOTE 4 – TAX-EXEMPT STATUS

The Plan obtained its latest determination letter on November 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that although the Plan has been amended since the issuance of the determination letter, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore continues to be exempt from Federal income taxes.

NOTE 5 – GROUP ANNUITY CONTRACT WITH INSURANCE COMPANY

The Plan maintains a group annuity contract with Principal Life Insurance Company. The contract maintains the contributions in the insurance company’s general account. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and administrative expenses.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest by definition include a plan sponsor or employer, fiduciaries (including those who provide investment advice or who discretionary control over Plan assets), and those who provide services to the Plan.  The Plan Sponsor pays to parties in interest, at its expense, various plan administrative, trustee, legal and accounting fees.

The Principal Group is the trustee of Plan assets and manages several funds in which the Plan invests.

Plan participants may elect to invest in the common stock of First Community Bancorp, the parent company of the Sponsor.

FIRST PROFESSIONAL BANK 401(k) PLAN

EIN 95-3701137
PLAN NO. 002

SCHEDULE H - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Fair Value

*	Principal Life Insurance Company	Insurance Company General
		Guaranteed Interest Account	$149,432

*	Principal Life Insurance Company	Pooled Separate Accounts
		Money Market Account	$74,299

		Bond & Mortgage Account	120,783

		Government Securities Account	22,174

		American Century Income and Growth Account	9,466

		Large Cap Stock Index Account	237,013

		Stock Emphasis Balanced Account	151,321

		Medium Company Blend Account	130,420

		Mid Cap Stock Account	16,421

		Small Company Blend Account	96,914

		Small Cap Stock Index Account	8,782

		Putnam Investors Account	6,441

		International Stock Account	48,559

			$922,593

*	First Community Bancorp	9,543 shares of common stock	$311,856

*	Participant loans	Interest rates range from 7% to 11.5%	$45,995

Note:

*                 Party-in-interest.

Cost information is not included in the above as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PROFESSIONAL BANK 401(k) PLAN

Date: July 9, 2003	/s/ Lynn M. Hopkins

Lynn M. Hopkins
First Community Bancorp
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Moss Adams LLP, Independent Auditors as of and for the year ended December 31, 2002